Exhibit 99.1

Cazoo Secures 100% Consent from Noteholders
to Participate in the Exchange Offer

London and New York, November 20, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK online used car retailer, which makes buying and selling a car as simple as ordering any other product online, announced that the Company has secured agreements from the holders of 100% of its $630 million aggregate principal amount of 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes”) to participate in the Company’s exchange offer, in which Cazoo is offering to exchange each $1,000 in principal amount of the Convertible Notes for a pro rata portion of (1) $200 million aggregate principal amount of 4.00%/2.00% cash/PIK Toggle Senior Secured Notes due 2027 and (2) Class A ordinary shares of the Company, which will represent 92% of the total Class A ordinary shares outstanding immediately after giving effect to the exchange offer (collectively, the “Exchange Offer”). The Company’s Exchange Offer, which will expire on December 4, 2023, is being made upon the terms and subject to the conditions set forth in the Exchange Offer Memorandum filed with the Securities and Exchange Commission (“SEC”) on November 3, 2023 (as amended or supplemented from time to time, the “Offering Memorandum”).

Closing Conditions

The Exchange Offer is one of a series of transactions the Company is implementing in order to improve its capital structure, decrease the total amount of outstanding indebtedness and position the Company for growth (the “Transactions”). These Transactions are being implemented pursuant to the previously announced transaction support agreement, dated as of September 20, 2023, as amended on November 3, 2023 (the “Transaction Support Agreement”), between the Company, certain holders of the Convertible Notes and shareholders representing more than 25% of our outstanding Class A ordinary shares. Consummation of the Transactions is subject to shareholder approval, participation by 100% of the Noteholders and other customary closing conditions.

An Extraordinary General Meeting of the Company’s shareholders will be held at 3:00 p.m. GMT on Tuesday, November 21, 2023, where the Company will seek shareholder approval of the Transactions. The Company expects the Transactions to close in the fourth quarter of 2023, subject to satisfaction of the closing conditions.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

Important Additional Information

This communication is not an offer to purchase nor a solicitation of an offer to sell any securities.  The Company’s Exchange Offer has commenced.  In connection with the commencement of the Exchange Offer, the Company filed with the SEC on November 3, 2023 a tender offer statement on Schedule TO. The Exchange Offer is being made only pursuant to the offer to purchase and related tender offer documents filed as part of the Schedule TO with the SEC. You are strongly advised to read the Exchange Offer Memorandum (including an offer to purchase and related tender offer documents) that was filed by the Company with the SEC, because it contains important information, including the terms and conditions of the Exchange Offer. These documents are available at no charge on the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Cazoo by requesting them by mail at 41 Chalton Street, London NW1 1JD, United Kingdom.

No Offer

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the implementation of and expected benefits from our business realignment plan, the wind-down of operations in mainland Europe, the five-year plan (which extends the revised 2023 plan to 2027), and other cost-saving initiatives; (2) reaching and maintaining profitability in the future; (3) global inflation and cost increases for labor, fuel, materials and services; (4) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (5) having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently; (6) availability of credit for vehicle and other financing and the affordability of interest rates; (7) increasing Cazoo’s service offerings and price optimization; (8) effectively promoting Cazoo’s brand and increasing brand awareness; (9) expanding Cazoo’s product offerings and introducing additional products and services; (10) enhancing future operating and financial results; (11) achieving our long-term growth goals; (12) acquiring and integrating other companies; (13) acquiring and protecting intellectual property; (14) attracting, training and retaining key personnel; (15) complying with laws and regulations applicable to Cazoo’s business; (16) our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all; (17) the volatility of the trading price of our Class A Shares, which may increase as a result of the issuance of Class A ordinary shares and warrants pursuant to the Transaction Support Agreement; (18) the Company’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Sections 802.01B and 802.01C of the NYSE Listed Company Manual within the applicable cure period; (19) the Company’s ability to continue to comply with applicable listing standards of the NYSE; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Annual Report on Form 20-F filed with the SEC by Cazoo Group Ltd on March 30, 2023 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Peter Bancroft, Interim Communications Director, press@cazoo.co.uk

Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com